EXHIBIT 99.1

Evaxion to present novel AI-based polio vaccine design concepts at the World Vaccine Congress

  Using its pioneering AI-platform, AI-Immunology™, Evaxion has, in collaboration with the Gates Foundation, developed novel design concepts for polio vaccines potentially superior to those currently used
  The AI-Immunology™ concepts include hybrid capsid designs and de novo designed B-cell antigen approaches
  Despite polio vaccines being available for decades, the highly infectious viral disease continues to pose a global health risk
  Evaxion will also present data from its EVX-V1 vaccine program targeting cytomegalovirus at the World Vaccine Congress

COPENHAGEN, Denmark, March 30, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, has in collaboration with the Gates Foundation developed novel and potentially superior concepts for design of vaccines to combat polio. These concepts, and the underlying research, will be presented at the World Vaccine Congress taking place in Washington D.C. from March 31 to April 2, 2026.

Current polio vaccines are based on inactivated or attenuated versions of the virus. While these vaccines are effective, they each have shortcomings in certain settings. Thus, it has been a long-standing - but so far unreachable - goal to create a novel polio vaccine that combines the strongest aspects of the existing vaccines.

To achieve this, Evaxion has deployed AI-Immunology™ to develop novel vaccine design concepts for a next-generation polio vaccine, which may enhance the chances of completing and sustaining polio eradication once and for all.

“These new polio vaccine design concepts are great examples of how AI-Immunology™ enables novel approaches to diseases for which adequate treatment options do not exist despite decades of research. We are excited to have applied the platform within a new viral disease, further validating its capability and scalability. Initial results support further development of the new concepts, representing another potential collaboration opportunity for us,” says Birgitte Rønø, CSO of Evaxion.

Evaxion will also present data from its EVX-V1 program at the World Vaccine Congress. EVX-V1 targets Cytomegalovirus (CMV). AI-Immunology™ has discovered novel CMV antigens and EVX-V1 is a next-generation, multi-component vaccine program combining these novel AI-discovered antigens with AI-optimized versions of established CMV vaccine antigens. This broader multi-targeted strategy is expected to strengthen the protective potential of the future vaccine.

Presentations details:
Presentation title: Designing a novel poliovirus vaccine using AI-Immunology™
Session: Emerging & re-emerging diseases
Location: Room 202A
Date/Time: April 1, 2026, at 16:40 ET
Presenter: Thomas Trolle, PhD, Director, Bioinformatics at Evaxion

Abstract title: AI-powered target discovery for a novel CMV vaccine
Session: Emerging & re-emerging Diseases
Location: Room 202A
Date/Time: April 2, 2026, at 10:25 ET
Presenter: Pär Comstedt, VP, Infectious disease vaccine development at Evaxion

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.